Exhibit 99.1

NOTICE TO READER: The following unaudited interim condensed consolidated financial statements for Bitfarms Ltd. have been restated. The statement of cash flows has been restated to reclassify the cash proceeds from the sale of digital assets, which is accounted for as an intangible asset under IAS 38, Intangible Assets, from cash flows from operations to cash flows from investing activities. The Company has determined that this error was material to the previously issued consolidated financial statements and as such, has restated its consolidated financial statements, as applicable. In addition, the Company is correcting an error in the fair value recorded for the 2023 exercises of warrants issued in connection with the private placement financing in 2023. The correction resulted in an increase in the share capital and accumulated deficit in the restated consolidated financial statements. Further details are presented in Note 3d Restatements.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(Expressed in thousands of U.S. dollars - unaudited)

BITFARMS LTD.
TABLE OF CONTENTS

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BITFARMS LTD.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of U.S. dollars - unaudited - Restated)

		As of September 30,	As of December 31,
	Notes	2024 (Restated - Note 3d)	2023 (Restated - Note 3d)
Assets
Current
Cash		72,913	84,038
Trade receivables		1,473	714
Other assets	5	11,440	1,494
Short-term prepaid deposits	9	15,918	6,393
Income taxes receivable		396	—
Digital assets	6	72,629	31,870
Digital assets - pledged as collateral	6, 15	—	2,101
Electrical component inventory	23	1,175	705
Derivative assets	7	6,996	1,281
Assets held for sale	8	6,107	1,388
		189,047	129,984
Non-current
Property, plant and equipment	10, 24	246,514	186,012
Right-of-use assets	16	23,955	14,315
Long-term deposits, equipment prepayments and other	12	122,901	44,714
Intangible assets	11	4,208	3,700
Total assets		586,625	378,725
Liabilities
Current
Trade payables and accrued liabilities	13	34,314	20,739
Current portion of long-term debt	15	142	4,022
Current portion of lease liabilities	16	2,309	2,857
Taxes payable		—	1,110
Warrant liabilities	14, 18	14,327	40,426
		51,092	69,154
Non-current
Long-term debt	15	1,530	—
Lease liabilities	16	19,974	12,993
Asset retirement provision		2,005	1,816
Total liabilities		74,601	83,963
Shareholders’ equity
Share capital		801,637	535,009
Contributed surplus		63,785	56,622
Accumulated deficit		(356,709)	(299,810)
Revaluation surplus		3,311	2,941
Total equity		512,024	294,762
Total liabilities and equity		586,625	378,725

Should be read in conjunction with the notes to the interim condensed consolidated financial statements

December 8, 2024	/s/ Brian Howlett	/s/ Ben Gagnon	/s/ Jeffrey Lucas
Date of approval of the financial statements	Chairman of the Board of Directors	Chief Executive Officer & Director	Chief Financial Officer

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BITFARMS LTD.
INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2024	2023	2024	2023

Revenues	6, 24	44,853	34,596	136,718	100,125
Cost of revenues	23	(56,642)	(43,462)	(170,464)	(123,384)
Gross loss		(11,789)	(8,866)	(33,746)	(23,259)

Operating expenses
General and administrative expenses	23	(27,600)	(8,372)	(53,198)	(25,887)
(Revaluation loss) reversal of revaluation loss on digital assets	6	—	(1,183)	—	1,512
Loss on disposition of property, plant and equipment and deposits		(875)	(217)	(606)	(1,776)
Impairment on short-term prepaid deposits, property, plant and equipment and assets held for sale	9	(3,628)	—	(3,628)	(9,982)
Operating loss		(43,892)	(18,638)	(91,178)	(59,392)

Net financial income	23	7,241	2,532	17,367	12,492
Net loss before income taxes		(36,651)	(16,106)	(73,811)	(46,900)

Income tax (expense) recovery	17	2	(401)	4,583	23
Net loss		(36,649)	(16,507)	(69,228)	(46,877)

Other comprehensive income (loss)
Item that will not be reclassified to profit or loss:
Change in revaluation surplus - digital assets, net of tax	6	721	(824)	12,699	1,567
Total comprehensive loss, net of tax		(35,928)	(17,331)	(56,529)	(45,310)

Loss per share	21
Basic and diluted		(0.08)	(0.06)	(0.17)	(0.19)
Weighted average number of common shares outstanding	21
Basic and diluted		448,711,912	273,906,752	396,423,169	251,010,194

Should be read in conjunction with the notes to the interim condensed consolidated financial statements

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BITFARMS LTD.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S. dollars, except number of shares - unaudited - Restated)

	Notes	Number of shares	Share capital	Contributed surplus	Accumulated deficit	Revaluation surplus	Total equity
Balance as of January 1, 2024 (restated - Note 3d)		334,153,330	535,009	56,622	(299,810)	2,941	294,762
Net loss		—	—	—	(69,228)	—	(69,228)
Change in revaluation surplus - digital assets, net of tax		—	—	—	—	12,699	12,699
Total comprehensive loss, net of tax		—	—	—	(69,228)	12,699	(56,529)

Transfer of revaluation surplus on disposal of digital assets to accumulated deficit, net of tax		—	—	—	12,329	(12,329)	—
Share-based payment	22	—	—	9,928	—	—	9,928
Issuance of common shares	18	110,856,066	242,392	—	—	—	242,392
Settlement of restricted share units	22	366,666	1,016	(1,016)	—	—	—
Exercise of stock options and warrants	18, 22	7,559,259	23,220	(1,749)	—	—	21,471
Balance as of September 30, 2024 (restated - Note 3d)		452,935,321	801,637	63,785	(356,709)	3,311	512,024

Balance as of January 1, 2023 (restated - Note 3d)		224,200,170	404,934	47,653	(197,189)	—	255,398
Net loss		—	—	—	(46,877)	—	(46,877)
Change in revaluation surplus - digital assets, net of tax		—	—	—	—	1,567	1,567
Total comprehensive loss, net of tax		—	—	—	(46,877)	1,567	(45,310)

Transfer of revaluation surplus on disposal of digital assets to accumulated deficit, net of tax		—	—	—	1,567	(1,567)	—
Share-based payment	22	—	—	7,009	—	—	7,009
Issuance of common shares	18	52,941,736	69,858	—	—	—	69,858
Settlement of restricted share units	22	141,668	405	(405)	—	—	—
Exercise of stock options	18, 22	400,875	295	(133)	—	—	162
Balance as of September 30, 2023 (restated - Note 3d)		277,684,449	475,492	54,124	(242,499)	—	287,117

Should be read in conjunction with the notes to the interim condensed consolidated financial statements

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BITFARMS LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars - unaudited - Restated)

		Nine months ended September 30,
	Notes	2024 (restated - Note 3d)	2023 (restated - Note 3d)

Cash flows used in operating activities
Net loss		(69,228)	(46,877)
Adjustment for non-cash items:
Depreciation and amortization	23, 25	116,383	62,995
Impairment on short-term prepaid deposits, property, plant and equipment and assets held for sale	9	3,628	9,982
Net financial income	23	(17,367)	(12,492)
Digital assets earned	6	(132,644)	(96,350)
Reversal of revaluation loss on digital assets	6	—	(1,512)
Share-based payment	22	9,928	7,009
Income tax recovery	17	(4,583)	(23)
Loss on disposition of property, plant and equipment and deposits		606	1,776
Interest and financial income received (expenses paid)		3,803	(7,922)
Income taxes (paid) received		(1,247)	7,275
Changes in non-cash working capital components	25	(6,439)	(1,557)
Net change in cash related to operating activities		(97,160)	(77,696)

Cash flows from (used in) investing activities
Proceeds from sale of digital assets	6	111,264	87,724
Purchase of property, plant and equipment		(168,687)	(43,576)
Proceeds from sale of property, plant and equipment and assets held for sale		2,598	2,884
Purchase of marketable securities	23	(10,405)	(33,759)
Proceeds from disposition of marketable securities	23	11,936	45,005
Refundable deposit	12	(7,800)	—
Equipment and construction prepayments		(96,504)	(3,533)
Acquisitions of assets		—	(2,394)
Net change in cash related to investing activities		(157,598)	52,351

Cash flows from financing activities
Issuance of common shares	18	239,392	68,504
Repayment of long-term debt	15	(4,045)	(24,601)
Proceeds from long-term debt	15	1,695	—
Repayment of lease liabilities	16	(1,998)	(2,852)
Exercise of stock options and warrants	18, 22	8,620	162
Proceeds from credit facility		—	55
Net change in cash related to financing activities		243,664	41,268

Net decrease in cash		(11,094)	15,923
Cash, beginning of the period		84,038	30,887
Exchange rate differences on currency translation		(31)	(35)
Cash, end of the period		72,913	46,775

Should be read in conjunction with the notes to the interim condensed consolidated financial statements

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 1:	NATURE OF OPERATIONS

Bitfarms Ltd. was incorporated under the Canada Business Corporations Act on October 11, 2018 and continued under the Business Corporations Act (Ontario) on August 27, 2021. The consolidated financial statements of the corporation comprise the accounts of Bitfarms Ltd. and its wholly-owned subsidiaries (together referred to as the “Company” or “Bitfarms”). The common shares of the Company are listed on the Nasdaq Stock Market and the Toronto Stock Exchange (Nasdaq/TSX: BITF). Its registered office is located at 110 Yonge Street, Suite 1601, Toronto, Ontario, Canada, M5C 1T4.

The activities of the Company are mainly comprised of selling its computational power used for hashing calculations for the purpose of cryptocurrency mining in multiple jurisdictions as described in Note 24 “Geographical Information”. The Company’s operations are currently located in Canada, the United States, Argentina and Paraguay. Volta, a wholly-owned subsidiary of the Company, assists the Company in building and maintaining its data centers and provides electrician services to both commercial and residential customers in Quebec.

Bitfarms owns and operates data centers housing computers (referred to as “Miners”) designed for the purpose of validating transactions on the Bitcoin Blockchain (referred to as “Mining”). Bitfarms generally operates its Miners 24 hours per day to produce computational power used for hashing calculations (measured by hashrate) that Bitfarms sells to a Mining pool operator under a formula-driven rate commonly known in the industry as Full Pay Per Share (“FPPS”). Under FPPS, Mining pool operators compensate Mining companies for their computational power used for hashing calculations, measured through hashrate, based on what the Mining pool operator would expect to generate in revenue for a given time period if there was no randomness involved. The fee paid by a Mining pool operator to Bitfarms for its computational power used for hashing calculations may be in cryptocurrency, U.S. dollars, or another currency. However, the fees are generally paid to the Company on a daily basis in BTC (as defined below). Bitfarms accumulates the cryptocurrency fees it receives or exchanges them for U.S. dollars through reputable and established cryptocurrency trading platforms.

Terms and definitions

In these financial statements, the terms below have the following definitions:

	Term	Definition
1	Backbone	Backbone Hosting Solutions Inc.
2	Volta	9159-9290 Quebec Inc.
3	Backbone Argentina	Backbone Hosting Solutions SAU
4	Backbone Paraguay	Backbone Hosting Solutions Paraguay SA
5	Backbone Mining	Backbone Mining Solutions LLC
6	BTC	Bitcoin
7	BVVE	Blockchain Verification and Validation Equipment (primarily Miners)
8	CAD	Canadian Dollars
9	USD	U.S. Dollars
10	ARS	Argentine Pesos

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 2:	LIQUIDITY

Bitfarms is primarily engaged in the Bitcoin Mining industry, a highly volatile industry subject to significant inherent risk. Declines in the market prices of cryptocurrencies, an increase in the difficulty of BTC mining, delays in the delivery of Mining equipment, changes in the regulatory environment and adverse changes in other inherent risks can significantly and negatively impact the Company’s operations and cash flows and its ability to maintain sufficient liquidity to meet its financial obligations. Adverse changes to the factors mentioned above have impacted the recoverability of the Company’s digital assets and property, plant and equipment (“PPE”), resulting in impairment losses being recorded.

The Company’s current operating budget and future estimated cash flows indicate that the Company will generate positive cash flow in excess of the Company’s cash commitments within the twelve-month period following the date these interim condensed consolidated financial statements were authorized for issuance (the “twelve-month period”). These analyses are based on BTC market factors including price, difficulty and network hashrate for the twelve-month period.

A BTC Halving event is scheduled to occur once every 210,000 blocks, or roughly every four years, until the total amount of BTC rewards issued reaches 21 million, which is expected to occur around 2140. The most recent BTC Halving event occurred on April 19, 2024, at which time BTC block rewards decreased from 6.25 BTC per block to 3.125 BTC per block. Once 21 million BTC are generated, the network will stop producing more BTC, and the industry will then need to rely on transaction fees and/or other sources of revenue. While BTC prices have had a history of significant fluctuations around BTC Halving events, there is no guarantee that the price change will be favorable or would compensate for the reduction in Mining rewards and the compensation from Mining Pools. Similar to past BTC Halvings events, the BTC price did not have an immediate favorable impact after the BTC Halving that occurred on April 19, 2024. It took approximately six months for the Company’s revenue per terahash to return to the level experienced prior to the May 2020 BTC Halving event. Since the BTC halving on April 19, 2024, revenue per terahash has not yet returned to pre-halving levels.

At current BTC prices, the Company’s existing cash resources and the proceeds from sales of its BTC treasury and BTC earned may not be sufficient to fund capital investments to fully support its growth objectives. If the proceeds from the sale of BTC are not sufficient, the Company would be required to raise additional funds from external sources to meet these requirements. There is no assurance that the Company will be able to raise such additional funds on acceptable terms, if at all.

If the Company raises additional funds by issuing securities, existing shareholders’ ownership in the Company may be diluted. If the Company is unable to obtain financing, including by issuing securities, or if funds from operations and proceeds from sales of the Company’s BTC holdings are negatively impacted by the BTC price, the Company may have difficulty meeting its payment obligations.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION

a.	Basis of preparation and measurement

The interim condensed consolidated financial statements (“Financial Statements”) of the Company comprise the accounts of Bitfarms Ltd. and its wholly-owned subsidiaries. These Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting. These Financial Statements were approved by the Board of Directors (the “Board”) on December 8, 2024.

These Financial Statements do not include all the information required for full annual financial statements and should be read in conjunction with the restated audited annual consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2023.

These Financial Statements have been prepared under the same accounting policies used in the audited annual consolidated financial statements for the year ended December 31, 2023, except for new accounting standards issued and adopted by the Company which are described below. The accounting policies have been applied consistently by the Company’s entities and to all periods presented in these Financial Statements, unless otherwise indicated.

The Financial Statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments and digital assets recorded at fair value, and assets held for sale measured at the lower of their carrying amount and fair value less costs to sell.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

b.	New accounting amendments issued and adopted by the Company

The following amendments to existing standards were adopted by the Company as of January 1, 2024:

Amendments to IFRS 16, Leases (“IFRS 16”)

Amendments to IFRS 16 require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a manner that does not recognize any amount of the gain or loss that relates to the right-of-use retained. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease.

Amendments to IAS 1, Presentation of the Financial Statements (“IAS 1”)

Amendments to IAS 1 clarify how to classify debt and other liabilities as current or non-current. The amendments help to determine whether, in the interim consolidated statements of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also include clarifying the classification requirements for debt that an entity might settle by converting into equity.

Amendments to IAS 1 specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require information about these covenants be disclosed in the notes to the financial statements.

Amendments to IAS 7, Statement of Cash Flows (“IAS 7”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”)

Amendments to IAS 7 and IFRS 7 introduce disclosure requirements to enhance the transparency of supplier finance arrangements and their effects on an entity’s liabilities, cash flows and exposure to liquidity risk.

The adoption by the Company of the amendments listed above did not have a significant impact on the Company’s Financial Statements.

c.	New accounting amendments and standard issued to be adopted at a later date

The following amendments to existing standards have been issued and are applicable to the Company for its annual period beginning on January 1, 2025, with an earlier application permitted:

Amendments to IAS 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”)

Amendments to IAS 21 require an entity to apply a consistent approach in assessing whether a currency can be exchanged into another currency and, when it cannot, in determining the exchange rate to use and the disclosures to provide.

The Company is currently evaluating the impact of adopting the amendments on the Company’s Financial Statements.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

c.	New accounting amendments and standard issued to be adopted at a later date (Continued)

The following amendments to existing standards have been issued and are applicable to the Company for its annual period beginning on January 1, 2026, with an earlier application permitted:

Amendments to IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7

Amendments to IFRS 9 and IFRS 7 clarify that financial assets and financial liabilities are recognized and derecognized at settlement date except for regular way purchases or sales of financial assets and financial liabilities meeting conditions for the new exception. The new exception permits companies to elect to derecognize certain financial liabilities settled via electronic payment systems earlier than the settlement date.

These amendments also provide guidelines to assess contractual cash flow characteristics of financial assets, which apply to all contingent cash flows, including those arising from environmental, social, and governance (ESG)-linked features.

In addition, the amendments for investments in equity instruments reported at fair value through other comprehensive income require separately disclosing the fair value gain or loss for investments derecognized in the period and investments held. The amendments added disclosure requirements for financial instruments with contingent features that could change the timing or amount of contractual cash flows that do not relate directly to basic lending risks and costs.

The Company is currently evaluating the impact of adopting the amendments on the Company’s Financial Statements.

The following new standard has been issued and is applicable to the Company for its annual period beginning on January 1, 2027, with an earlier application permitted:

IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”)

On April 9, 2024, the International Accounting Standards Board issued IFRS 18, the new standard on presentation and disclosure in financial statements, which will replace IAS 1, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:

●	The structure of the statement of profit or loss, including specified totals and subtotals;
●	Required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (i.e., management-defined performance measures); and
●	Enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

The Company is currently evaluating the impact of adopting the new standard on the Company’s Financial Statements.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

d.	Restatement

Restatement of previously issued consolidated financial statements

i.	Restatement of statement of cash flows

The statement of cash flows has been restated to reclassify the cash proceeds from the sale of digital assets, which is accounted for as an intangible asset under IAS 38, from cash flows from operations to cash flows from investing activities. The Company has determined that this error was material to the previously issued consolidated financial statements and as such, has restated its interim condensed consolidated financial statements, as applicable.

ii.	Adjustment on accounting for 2023 Warrants

The Company is correcting an error in the fair value recorded for the 2023 exercises of warrants issued in connection with the private placement financing in 2023 (“2023 Warrants”). The correction resulted in an increase in the share capital and the accumulated deficit in the restated interim condensed consolidated financial statements.

The effects of the restatements on the affected financial statement line items are as follows:

Adjustments to interim consolidated statements of cash flows for the nine months ended September 30, 2023 and 2024 - Restatement

	Nine months ended September 30,			Nine months ended September 30,
	2024 (as reported)	(i) Cash flow reclassification	2024 (as restated)	2023 (as reported)	(i) Cash flow reclassification	2023 (as restated)

Cash flows from (used in) operating activities
Net loss	(69,228)	—	(69,228)	(46,877)	—	(46,877)
Adjustments for:
Proceeds from sale of digital assets	111,264	(111,264)	—	87,724	(87,724)	—
Net change in cash related to operating activities	14,104	(111,264)	(97,160)	10,028	(87,724)	(77,696)

Cash flows from (used in) investing activities
Proceeds from sale of digital assets	—	111,264	111,264	—	87,724	87,724
Net change in cash related to investing activities	(268,862)	111,264	(157,598)	(35,373)	87,724	52,351

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

d.	Restatement (Continued)

Adjustments to consolidated statements of financial position as of December 31, 2023 - Restatement

	As of December 31,	Adjustment	As of December 31,
	2023 (as reported)	(ii) 2023 Warrants	2023 (as restated)
Shareholders’ equity
Share capital	530,123	4,886	535,009
Contributed surplus	56,622	—	56,622
Accumulated deficit	(294,924)	(4,886)	(299,810)
Revaluation surplus	2,941	—	2,941
Total equity	294,762	—	294,762

Adjustments to consolidated statements of financial position as of September 30, 2024 - Restatement

	As of September 30,	Adjustment	As of September 30,
	2024 (as reported)	(ii) 2023 Warrants	2024 (as restated)
Shareholders’ equity
Share capital	796,751	4,886	801,637
Contributed surplus	63,785	—	63,785
Accumulated deficit	(351,823)	(4,886)	(356,709)
Revaluation surplus	3,311	—	3,311
Total equity	512,024	—	512,024

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 4:	SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of the Financial Statements requires Bitfarms’ management team (“Management”) to undertake judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. These estimates and judgments are based on Management’s best knowledge of the events or circumstances and actions the Company may take in the future. The actual results may differ from these assumptions and estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to assumptions and estimates are recognized in the period in which the assumption or estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The significant judgements made by Management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the audited annual consolidated financial statements for year ended December 31, 2023, except for the following:

Property, plant and equipment

Estimates of useful lives, residual values and methods of depreciation are reviewed annually. Any changes based on additional available information are accounted for prospectively as a change in accounting estimate.

During the first quarter of 2024, in connection with the replacement of older Miners following the Company’s transformative fleet upgrade as described in Note 10 - Property, Plant and Equipment, the Company reviewed and adjusted the useful lives, residual values and method of depreciation of older Miners that will be replaced by the new fleet in 2024.

For these Miners, the depreciation was accelerated to bring the book value to the estimated recoverable value at the time they are expected to be replaced. The residual values were adjusted to reflect the expected proceeds from the eventual sale and the depreciation method was modified from sum-of-years to straight-line method.

NOTE 5:	OTHER ASSETS

	As of September 30,	As of December 31,
	2024	2023
Sales taxes receivable*	10,847	805
Other receivables	593	689
	11,440	1,494

* Refer to Note 23d for more details about the provision applied to the Argentine value-added tax (VAT) receivable included in sales taxes receivable.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 6:	DIGITAL ASSETS

BTC transactions and the corresponding values for the three and nine months ended September 30, 2024 and 2023 were as follows:

	Three months ended September 30,
	2024		2023
	Quantity	Value	Quantity	Value
Balance of digital assets including digital assets pledged as collateral as of July 1,	905	56,748	549	16,734
BTC earned*	703	42,838	1,172	32,899
BTC exchanged for cash and services	(461)	(27,938)	(1,018)	(28,354)
Realized gain (loss) on disposition of digital assets**	—	769	—	(425)
Change in unrealized gain (loss) on revaluation of digital assets**	—	212	—	(1,879)
Balance of digital assets including digital assets pledged as collateral as of September 30,	1,147	72,629	703	18,975
Less digital assets pledged as collateral as of September 30,***	—	—	(80)	(2,166)
Balance of digital assets excluding digital assets pledged as collateral as of September 30,	1,147	72,629	623	16,809

	Nine months ended September 30,
	2024		2023
	Quantity	Value	Quantity	Value
Balance of digital assets including digital assets pledged as collateral as of January 1,	804	33,971	405	6,705
BTC earned*	2,260	132,644	3,692	96,350
BTC exchanged for cash and services	(1,917)	(111,264)	(3,394)	(87,724)
Realized gain on disposition of digital assets**	—	17,635	—	1,272
Change in unrealized gain (loss) on revaluation of digital assets**	—	(357)	—	2,372
Balance of digital assets including digital assets pledged as collateral as of September 30,	1,147	72,629	703	18,975
Less digital assets pledged as collateral as of September 30,***	—	—	(80)	(2,166)
Balance of digital assets excluding digital assets pledged as collateral as of September 30,	1,147	72,629	623	16,809

*	Management estimates the fair value of BTC earned on a daily basis as the quantity of cryptocurrency received multiplied by the price quoted on Coinbase on the day it was received. Management considers the prices quoted on Coinbase to be a level 2 input under IFRS 13, Fair Value Measurement.

**	A portion of the realized gain on disposition of digital assets and the change in unrealized gain on revaluation of digital assets is presented in other comprehensive income after reversing previously recorded revaluation loss on digital assets in the statement of profit or loss. For the three and nine months ended September 30, 2024, a gain of $721, net of $260 of deferred income tax expense, and a gain of $12,699, net of $4,579 of deferred income tax expense, respectively, were presented in other comprehensive income (three and nine months ended September 30, 2023: loss of $824, net of $297 of deferred income tax recovery, and a gain of $1,567, net of $565 of deferred income tax expense, respectively).

***	Refer to Note 15 for details of the Company’s long-term debt and BTC pledged as collateral. During the first quarter of 2024, the NYDIG Loan balance was fully repaid and the BTC previously pledged as collateral thereunder became unencumbered.

15 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 7:	DERIVATIVE ASSETS AND LIABILITIES

BTC option contracts

Starting in the first quarter of 2023, the Company purchased BTC option contracts that gave it the right, but not the obligation, to sell digital assets at a fixed price. Option contracts are used to reduce the risk of BTC price volatility and reduce the variability of cash flows resulting from future sales of digital assets. The Company did not apply hedge accounting to these contracts.

Reconciliation of the fair value measurement of derivatives (Level 2):

	As of September 30,		As of December 31,
	2024		2023
	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Liabilities
	nine-month period		twelve-month period
Balance as of January 1,	1,281	—	—	—
Remeasurement recognized in statement of profit or loss during the period	628	(351)	28	20
Purchases	10,320	351	1,253	366
Sales	(5,233)	—	—	(386)
Balance as of period end	6,996	—	1,281	—

The following gain or loss on derivatives are recognized in Net financial income in the interim consolidated statements of profit or loss and comprehensive profit or loss:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Unrealized change in fair value of outstanding contracts	(732)	—	(1,028)	—
Realized gain (loss) on settled contracts	654	—	1,305	(180)
	(78)	—	277	(180)

16 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 8:	ASSETS HELD FOR SALE

As of September 30, 2024 and December 31, 2023, assets held for sale consisted of the following:

		As of September 30,	As of December 31,
	Notes	2024	2023
Miners	i.	5,706	521
Mining electrical components		401	867
		6,107	1,388

i.	Miners held of sale

The following table summarizes the movement of Miners held for sale:

	MicroBT WhatsMiner M30, M31 & M50 Miners		Innosilicon T2T & T3, Canaan Avalon A10 and Antminer T15 & S15 Miners		MicroBT WhatsMiner M20S Miners		Bitmain S19j Pro Miners		TOTAL
	Qty	Value	Qty	Value	Qty	Value	Qty	Value	Qty	Value
Balance as of January 1, 2023	—	—	1,272	190	2,512	1,030	—	—	3,784	1,220
Additions	—	—	1,848	198	—	—	300	205	2,148	403
Dispositions	—	—	—	—	(1,781)	(714)	—	—	(1,781)	(714)
Impairment	—	—	(3,120)	(388)	—	—	—	—	(3,120)	(388)
Balance as of December 31, 2023	—	—	—	—	731	316	300	205	1,031	521
Additions	38,579	7,990	—	—	—	—	8,395	2,409	46,974	10,399
Dispositions	(5,760)	(1,273)	—	—	(258)	(108)	(300)	(205)	(6,318)	(1,586)
Impairment	—	(3,120)	—	—	(473)	(208)	—	(300)	(473)	(3,628)
Balance as of September 30, 2024	32,819	3,597	—	—	—	—	8,395	2,109	41,214	5,706

a.	S19j Pro Bitmain Miners

During the second quarter of 2024, the Company ceased using 2,609 Bitmain S19j Pro Miners and plans to dispose of them within the next 12 months.

During the third quarter of 2024, the Company ceased using 5,786 Bitmain S19j Pro Miners and plans to dispose of them within the next 12 months.

During the nine months ended September 30, 2024, the Company sold 300 Bitmain S19j Pro Miners with a carrying amount of $205 and disposed of them for net proceeds of $205 resulting in no gain or loss.

During the three and nine months ended September 30, 2024, the Company reassessed the fair value less costs to sell of the Bitmain S19j Pro Miners and recognized an impairment loss of $300.

17 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 8:	ASSETS HELD FOR SALE (Continued)

i.	Miners held of sale (Continued)
b.	MicroBT WhatsMiner M30, M31 and M50 Miners

During the first quarter of 2024, the company ceased using 2,775 MicroBT WhatsMiner M30 Miners and 4,921 MicroBT WhatsMiner M31 Miners and plans to dispose of them within the next 12 months.

During the second quarter of 2024, the Company ceased using 22,956 MicroBT WhatsMiner M30 Miners, 7,118 MicroBT WhatsMiner M31 Miners and 532 MicroBt WhatsMiner M50 Miners and plans to dispose of them within the next 12 months.

During the third quarter of 2024, the company ceased using 277 MicroBT WhatsMiner M30 Miners and plans to dispose of them within the next 12 months.

During the nine months ended September 30, 2024, the Company sold an aggregate 5,760 MicroBT WhatsMiner M30 and M31 Miners with a carrying amount of $1,273 and disposed of them for net proceeds of $1,338 resulting in a gain of $65.

During the three and nine months ended September 30, 2024, the Company reassessed the fair value less costs to sell of the MicroBT WhatsMiner M30, M31 and M50 Miners and recognized an impairment loss of $3,120.

c.	MicroBT WhatsMiner M20S Miners

During the nine months ended September 30, 2024, the Company sold 258 MicroBT WhatsMiner M20S Miners with a carrying amount of $108 and disposed of them for net proceeds of $34 resulting in a loss of $74. Management determined that the remaining MicroBT WhatsMiner M20S Miners continue to meet the criteria to be classified as held for sale as of September 30, 2024.

During the three and nine months ended September 30, 2024, the Company reassessed the fair value less costs to sell of the MicroBT WhatsMiner M20S Miners and recognized an impairment loss of $208.

18 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 9:	IMPAIRMENT

2024 impairment loss

During the three and nine months ended September 30, 2024, the Company recorded $3,628 of impairment on assets held for sale. Refer to Note 8 for more details.

2023 impairment loss

Impairment on short-term prepaid deposits during the second quarter of 2023

i.	Background

In 2022, the Company entered into agreements with external import brokers to be able to proceed with the importation of its miners into Argentina. Under the agreements, the Company was required to make advance deposits to the external import brokers, which were classified as short-term prepaid deposits on the consolidated statements of financial position. During the second quarter of 2023, the Company decided to terminate the importation agreements with the external import brokers as of June 30, 2023.

ii.	Impairment loss

The Company assumed the cost of terminating the importation agreements with the brokers in order to execute its new importation strategy, resulting in the Company forgoing a deposits balance of $6,982. Accordingly, during the second quarter of 2023, the Company impaired $6,982 of short-term prepaid deposits. This impairment is presented in the consolidated statements of profit or loss and comprehensive profit or loss under Impairment on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets.

Impairment on mineral assets during the second quarter of 2023

i.	Background

The Suni mineral asset was acquired in connection with the reverse acquisition of Bitfarms Ltd (Israel) on April 12, 2018, and its value at the time was estimated at $9,000 based on an independent appraiser’s valuation. Suni is an iron ore deposit located in Canada that was held by the acquiree. Since its acquisition, following the presence of impairment indicators, the Suni mineral asset was written down to a net book value of $3,000 as of December 31, 2022.

ii.	Impairment loss

During the second quarter of 2023, in connection with the planned disposal of the Suni mineral asset, Management tested the cash-generating unit for impairment, resulting in a further impairment charge of $3,000 and reducing the carrying amount to nil. This impairment charge is presented in the consolidated statements of profit or loss and comprehensive profit or loss under Impairment on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets. On July 27, 2023, the Company sold the Suni mineral asset for a nominal amount to a third party.

19 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 10:	PROPERTY, PLANT AND EQUIPMENT

As of September 30, 2024 and December 31, 2023, PPE consisted of the following:

	Notes	BVVE and electrical components	Mineral assets	Land and buildings	Leasehold improvements	Vehicles	Total
Cost
Balance as of January 1, 2024		354,803	—	5,740	50,728	1,262	412,533
Additions		182,461	—	20,845	4,112	337	207,755
Dispositions		(174)	—	—	(560)	(25)	(759)
Transfer to assets held for sale	8	(194,931)	—	—	—	—	(194,931)
Sales tax recovery	23	(14,763)	—	(428)	(657)	(18)	(15,866)
Balance as of September 30, 2024		327,396	—	26,157	53,623	1,556	408,732

Accumulated Depreciation
Balance as of January 1, 2024		199,794	—	424	25,656	647	226,521
Depreciation	25	119,069	—	239	3,068	150	122,526
Sales tax recovery - depreciation	23, 25	(8,624)	—	(28)	(104)	(4)	(8,760)
Dispositions		(37)	—	—	(423)	(16)	(476)
Transfer to assets held for sale	8	(184,425)	—	—	—	—	(184,425)
Impairment on deposits transferred to PPE		6,750	—	—	82	—	6,832
Balance as of September 30, 2024		132,527	—	635	28,279	777	162,218

Net book value as of September 30, 2024		194,869	—	25,522	25,344	779	246,514

	Notes	BVVE and electrical components	Mineral assets	Land and buildings	Leasehold improvements	Vehicles	Total
Cost
Balance as of January 1, 2023		308,205	9,000	4,392	45,278	1,082	367,957
Additions		63,598	—	1,348	5,924	272	71,142
Additions related to asset acquisitions		13	—	—	30	—	43
Dispositions		(7,325)	(9,000)	—	(5)	(92)	(16,422)
Transfer to assets held for sale	8	(9,688)	—	—	—	—	(9,688)
Effect of change in discount rate		—	—	—	(499)	—	(499)
Balance as of December 31, 2023		354,803	—	5,740	50,728	1,262	412,533

Accumulated Depreciation
Balance as of January 1, 2023		120,097	6,000	270	21,636	526	148,529
Depreciation		77,551	—	154	3,556	194	81,455
Dispositions		(5,756)	(9,000)	—	(5)	(73)	(14,834)
Transfer to assets held for sale	8	(8,418)	—	—	—	—	(8,418)
Impairment		1,882	3,000	—	—	—	4,882
Impairment on deposits transferred to PPE		14,438	—	—	469	—	14,907
Balance as of December 31, 2023		199,794	—	424	25,656	647	226,521

Net book value as of December 31, 2023		155,009	—	5,316	25,072	615	186,012

20 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 10:	PROPERTY, PLANT AND EQUIPMENT (Continued)

BVVE

Further details of the quantity and models of BTC BVVE held by the Company as of September 30, 2024 and December 31, 2023 are as follows :

	Notes	MicroBT WhatsMiner*	Bitmain S19j Pro	Bitmain T21	Bitmain S21	Total
Quantity as of January 1, 2024		51,738	16,361	—	—	68,099
Additions		1,943	—	44,532	3,975	50,450
Dispositions		(6,491)	(300)	—	—	(6,791)
Quantity as of September 30, 2024		47,190	16,061	44,532	3,975	111,758
Classified as assets held for sale	8	(32,819)	(8,395)	—	—	(41,214)
Presented as property, plant and equipment		14,371	7,666	44,532	3,975	70,544

*	Includes 30,257 M30 of which 20,554 are classified as assets held for sale, 12,517 M31 of which 11,733 are classified as assets held for sale, 1,943 M50 of which 532 are classified as assets held for sale and 2,473 M53 Miners.

Refer to Note 8 for more details on assets held for sale.

	Notes	MicroBT WhatsMiner*	Bitmain S19j Pro	Innosilicon T3 & T2T	Bitmain S19XP	Total
Quantity as of January 1, 2023		45,375	7,172	5,711	—	58,258
Additions		8,281	9,289	—	409	17,979
Dispositions		(1,918)	(100)	(5,711)	(409)	(8,138)
Quantity as of December 31, 2023		51,738	16,361	—	—	68,099
Classified as assets held for sale	8	(731)	(300)	—	—	(1,031)
Presented as property, plant and equipment		51,007	16,061	—	—	67,068

*	Includes 731 M20S classified as assets held for sale, 36,018 M30S, 12,517 M31S and 2,473 M50 Miners.

Refer to Note 8 for more details on assets held for sale.

21 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 10:	PROPERTY, PLANT AND EQUIPMENT (Continued)

Changes in the useful life, residual value and depreciation method of certain BVVE

i.	Background

During the first quarter of 2024, the Company exercised its purchase option for 28,000 Bitmain T21 Miners and entered into purchase agreements to acquire 19,280 Bitmain T21 Miners, 3,888 Bitmain S21 Miners and 740 Bitmain S21 hydro Miners. Refer to Note 12 for more details. The Company intends to liquidate its older Miners that are expected to be replaced with the Bitmain T21 Miners, Bitmain S21 Miners, Bitmain S21 hydro Miners and other hydro Miners. Refer to Note 8 for more details about the Miners held for sale.

ii.	Accelerated depreciation

The older Miners will remain in service until the new Miners are installed to replace them. The Company has changed the usage and the retention strategy of the older Miners and, accordingly, revised their specific useful life, residual value and depreciation method.

The changes are summarized as follows:

●	decreasing the specific useful life of the older Miners from five years to two years to reflect their eventual disposal in 2024;
●	decreasing the residual values to reflect the expected proceeds from the eventual disposals; and
●	accelerating the depreciation method from sum-of-years over five years to straight-line method over two years to represent the change in pattern in which their future economic benefits are expected to be consumed by the Company.

During the three and nine months ended September 30, 2024, the Company recorded accelerated depreciation of $9,921 and $74,579, respectively, on its older Miners. These assets are expected to be depreciated to their residual values by the end of 2024.

The decision to replace the older Miners, as well as a review of the useful life, residual value and depreciation method were indicators for impairment testing during the first quarter of 2024. As a result, the Company performed evaluations of the recoverable amount of the assets for operating the data centers separately in Quebec, Washington State, Argentina and Paraguay. Based on its calculations, which were based on discounted cash flow models, the Company determined that no impairment loss should be recorded.

22 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 11:	INTANGIBLE ASSETS

	Systems software	Access rights to electricity	Total
Cost
Balance as of January 1, 2024	5,150	3,801	8,951
Additions	—	912	912
Balance as of September 30, 2024	5,150	4,713	9,863

Accumulated amortization
Balance as of January 1, 2024	5,138	113	5,251
Amortization	9	395	404
Balance as of September 30, 2024	5,147	508	5,655

Net book value as of September 30, 2024	3	4,205	4,208

	Systems software	Access rights to electricity	Total
Cost
Balance as of January 1, 2023	5,150	—	5,150
Additions related to asset acquisitions	—	3,801	3,801
Balance as of December 31, 2023	5,150	3,801	8,951

Accumulated amortization
Balance as of January 1, 2023	5,117	—	5,117
Amortization	21	113	134
Balance as of December 31, 2023	5,138	113	5,251

Net book value as of December 31, 2023	12	3,688	3,700

Additions related to access rights to electricity

In April 2023, the Company received approval from the power supplier in Washington State for a 6 MW expansion. During the second quarter of 2023, the Company began constructing an additional data center on Company-owned land and paid $912 to the power supplier for establishing the connection, which was capitalized as long-term deposits, equipment, prepayments and other. During the nine months ended September 30, 2024, the power supplier established the electricity connection, allowing the Company to access the 6 MW of hydro power capacity. As a result, the balance of $912 was reclassified from long-term deposits, equipment, prepayments and other to intangible assets.

23 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 11:	INTANGIBLE ASSETS (Continued)

The following table summarizes the access rights to electricity:

Year	Location	Additions to intangibles ($)	Additional capacity		Term of contractual access rights	Amortization method and period
2024	Washington State, USA	912	6 MW		No termination date	Declining balance 4%
		912	6 MW

2023	Baie-Comeau, Quebec	2,315	22 MW		No termination date	Straight-line over the lease term of the data center
2023	Paso Pe, Paraguay	1,065	50 MW	*	Ending in December 31, 2027	Straight-line over the access rights period
2023	Yguazu, Paraguay	421	100 MW	**	Ending in December 31, 2027	Straight-line over the access rights period
		3,801	172 MW

		4,713	178 MW

*	In November 2023, the Company finalized an amendment to the existing contract for an additional 20 MW of energy capacity for a total capacity of 70 MW.

**	In May 2024, the Company finalized an amendment to the existing contract for an additional 100 MW of energy capacity for a total capacity of 200 MW.

NOTE 12:	LONG-TERM DEPOSITS, EQUIPMENT PREPAYMENTS, COMMITMENTS AND OTHER

		As of September 30,	As of December 31,
		2024	2023
Security deposits for energy, insurance and rent	a	12,873	4,901
Equipment and construction prepayments	b	102,903	39,813
Refundable deposit	c	7,125	—
		122,901	44,714

a.	Security deposits for energy, insurance and rent

As of September 30, 2024, the Company had security deposits for energy, insurance and rent in the amount of $12,873, which includes $5,930 and $3,380 of security deposits for energy consumption at its operational Paso Pe data center and at its future Yguazu data center in Paraguay, respectively. On May 13, 2024, the Company amended its power purchase agreement (“PPA”) for its Yguazu data center to increase the contracted power from 100 MW to 200 MW beginning on January 1, 2025. The Company is required to pay security deposits totaling $16,245 between June 2024 and January 2025 for future electricity consumption. The security deposits paid to the energy supplier are refundable at the end of the contract term in December 2027 assuming the Company draws power based on the agreed upon schedule and is not in breach of other clauses in the PPA.

24 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 12:	LONG-TERM DEPOSITS, EQUIPMENT PREPAYMENTS, COMMITMENTS AND OTHER (Continued)

b.	Equipment and construction prepayments

The following table details the equipment and construction prepayments:

		As of September 30,	As of December 31,
		2024	2023
Miner credits	i.	—	11,330
Bitmain T21 Miners Purchase Order and Purchase Option	ii.	43,576	16,912
March 2024 Purchase Order	iii.	31,041	—
Other BVVE and electrical components	iv.	15,149	4,400
Construction work and materials	v.	13,137	7,171
		102,903	39,813

i.	Miner credits

In December 2022, the Company renegotiated its previous purchase agreements for 48,000 Miners by extinguishing the outstanding commitments of $45,350 without penalty and establishing a $22,376 credit for deposits previously made. The Company received $3,279 of Miners, reducing the outstanding credit balance to $19,097 at December 31, 2022, which was fully utilized during 2023 for the acquisition of hydro Miners and hydro containers. These items were received during the nine months ended September 30, 2024 and the long-term deposit balance was reduced to nil upon the transfer to property, plant and equipment.

ii.	Bitmain T21 Miners Purchase Order and Purchase Option

During the fourth quarter of 2023, the Company placed a firm purchase order for approximately 35,888 Bitmain T21 Miners (the “Purchase Order”) totaling $95,462 with deliveries scheduled from March 2024 to June 2024 and made a non-refundable deposit of $9,464. In addition, the Company secured a purchase option for approximately an additional 28,000 Bitmain T21 Miners (the “Purchase Option”) totaling $74,480 and made a non-refundable deposit of $7,448. This Purchase Option gives the Company the right, exercisable until December 31, 2024, but not the obligation, to purchase up to 28,000 additional Bitmain T21 Miners. The total hashrate from the Miners received should correspond to the total hashrate specified in the initial agreements. The quantity of Miners received may vary based on the individual specifications of each Miner.

During the first quarter of 2024, the Company fully exercised the Purchase Option with deliveries scheduled for September and October 2024. During the nine months ended September 30, 2024, the Company made additional deposits of $145,050 towards the Purchase Order, of which approximately 44,600 Bitmain T21 Miners with a book value of $118,386 were received or in transit. As of September 30, 2024, the deposit balance for the Purchase Order and the Purchase Option was $43,576.

25 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 12:	LONG-TERM DEPOSITS, EQUIPMENT PREPAYMENTS, COMMITMENTS AND OTHER (Continued)

b.	Equipment and construction prepayments (Continued)
iii.	March 2024 Purchase Order

During the first quarter of 2024, the Company purchased approximately an additional 19,280 Bitmain T21 Miners, 3,888 Bitmain S21 Miners and 740 Bitmain S21 Hydro Miners (collectively defined as the “March 2024 Purchase Order”) for $51,285, $13,608 and $4,338, respectively, with deliveries scheduled from April 2024 to November 2024. During the nine months ended September 30, 2024, the Company made deposits of $44,649 towards the March 2024 Purchase Order, of which approximately 4,000 Bitmain S21 Miners with a book value of $13,608 were received. As of September 30, 2024, the deposit balance for the March 2024 Purchase Order was $31,041. The total hashrate from the Miners received should correspond to the total hashrate specified in the initial agreements. The quantity of Miners received may vary based on the individual specifications of each Miner.

iv.	Other BVVE and electrical components

As of September 30, 2024, the Company had deposits for other BVVE and electrical components in the amount of $15,149.

v.	Construction work and materials

As of September 30, 2024, the Company had deposits for construction work and materials in the amount of $13,137, mainly for the Paraguay and USA expansions.

c.	Refundable deposit

On September 13, 2024, the Company entered into a Miner hosting agreement (the “Hosting Agreement”) with Stronghold Digital Mining Hosting, LLC, a subsidiary of Stronghold Digital Mining, Inc. (“Stronghold”) In connection with the execution of the Hosting Agreement, the Company deposited $7,800 with Stronghold (“Refundable deposit”), equal to the estimated cost of power for three months of operations of the Company’s Miners, which will be paid in full to the Company within one business day from the end of the initial term expiring on December 31, 2025. This Refundable deposit bears an annual interest rate at Secured Overnight Financing Rate (“SOFR”) + 1% (the “annual interest rate”). The Refundable deposit is recorded as a financial asset and recorded at fair value on initial recognition based on the contractual right to receive only the Refundable deposit plus interest at the end of the term. The annual interest rate is lower than the rate used in determining the fair value, resulting in the deposit being recorded at a fair value of $7,125 upon initial recognition. Subsequently, the Refundable deposit is recorded at amortized cost. Refer to Note 19 for more details.

26 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 12:	LONG-TERM DEPOSITS, EQUIPMENT PREPAYMENTS, COMMITMENTS AND OTHER (Continued)

d.	Commitments

As of September 30, 2024, the Company’s total remaining payment obligations in connection with the Purchase Option and the March 2024 Purchase Order was $31,912 and was fully paid in October 2024.

As described in Note 26, the Company amended the Purchase Option and March 2024 Purchase Order on November 12, 2024 and has payment obligations of $33,200, which is due during the fourth quarter of 2024.

If the Company is unable to meet its payment obligations, it could result in the loss of equipment prepayments and deposits paid by the Company under the Purchase Order and remedial legal measures against the Company. This may result in damages payable by the Company and forced continuance of the contractual arrangement. Under such circumstances, the Company’s growth plans and ongoing operations could be adversely impacted.

e.	Contingent liabilities

In 2021, the Company imported Miners into Washington State that the vendor located in China claimed originated in Malaysia. In early 2022, U.S. Customs and Border Protection challenged the origination of the Miners, asserting that the Miners were manufactured in China, and notified the Company of a potential assessment of a U.S. importation duty of 25%.

During the third quarter of 2023, the Company submitted supporting documentation to U.S. Customs and Border Protection in defense of its position that the Miners were manufactured outside China and the associated custom duties in the amount of $9,424 do not apply. While the final outcome of this matter is uncertain at this time, Management has determined it is not probable that it will result in a future cash outflow for the Company and, as such, no provision was recorded as of September 30, 2024.

27 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 13:	TRADE PAYABLES AND ACCRUED LIABILITIES

	As of September 30,	As of December 31,
	2024	2023
Trade accounts payable and accrued liabilities	31,690	9,077
Government remittances*	2,624	11,662
	34,314	20,739

*	Refer to Note 23b for more details about the reversal of Canadian government remittances payable.

NOTE 14:	WARRANT LIABILITIES

The fair value of warrant liabilities is as follows:

	As of September 30,	As of December 31,
	2024	2023
2023 private placement	14,327	34,276
2021 private placements	—	6,150
	14,327	40,426

In November 2023, the Company completed a private placement that included 22,222,223 warrants and 3,000,000 broker warrants to purchase common shares (the “2023 private placement”). The warrants and broker warrants are convertible for a fixed number of common shares of the Company but have a contingent cashless exercise clause which results in a classification of the warrants and broker warrants as a financial liability and measurement of such warrants at fair value through profit or loss recognized in Net financial income.

Details of the outstanding warrants are as follows:

	Nine months ended September 30,
	2024		2023
	Number of warrants	Weighted average exercise price (USD)	Number of warrants	Weighted average exercise price (USD)
Outstanding, January 1,	35,105,390	2.83	19,152,797	4.21
Exercised	(5,111,111)	1.17	—	—
Expired	(19,152,797)	4.20	—	—
Outstanding, September 30,	10,841,482	1.19	19,152,797	4.21

The weighted average contractual life of the warrants as of September 30, 2024, was 2.2 years (September 30, 2023: 0.7 years).

28 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 14:	WARRANT LIABILITIES (Continued)

On January 7, 2024, 96,000 broker warrants from the January 7, 2021 private placement expired and were derecognized during the first quarter of 2024, which resulted in a non-cash gain on revaluation of warrants of $61 included in Net financial income during the nine months ended September 30, 2024.

In February 2024, 5,000,000 warrants and 111,111 broker warrants related to the 2023 private placement were exercised resulting in the issuance of 5,111,111 common shares for proceeds of approximately $5,986.

On March 11, 2024, 25,000 warrants relating to the acquisition of the Garlock building in Sherbrooke, Quebec issued during the first quarter of 2022 expired. These warrants were recorded as equity instruments.

On May 17, 2024, 10,613,208 warrants and 1,132,076 broker warrants from the May 17, 2021 private placement expired and were derecognized during the second quarter of 2024, which resulted in a non-cash gain on revaluation of warrants of $1,739 in Net financial income during the nine months ended September 30, 2024.

On July 10, 2024, 558,660 warrants and 446,927 broker warrants from the January 10, 2021 private placements expired and were derecognized during the three and nine months ended September 30, 2024, which resulted in a non-cash gain on revaluation of warrants of $2 and $505, respectively, included in Net financial income.

On August 7, 2024, 6,156,070 warrants and 124,856 broker warrants from the February 7, 2021 private placements expired and were derecognized during the three and nine months ended September 30, 2024, which resulted in a non-cash gain on revaluation of warrants of $465 and $3,412, respectively, included in Net financial income.

The Black-Scholes model and inputs below were used in determining the weighted average values of the warrants and broker warrants prior to their derecognition, which resulted in a non-cash loss on revaluation of warrants of $1,836 included in Net financial income:

2023 warrants and broker warrants

	Remeasurement on settlement of warrants	Remeasurement at period end
Measurement date	February 12 to 28, 2024	September 30, 2024	December 31, 2023
Dividend yield (%)	—	—	—
Expected share price volatility (%)	87%	81%	91%
Risk-free interest rate (%)	4.67%	3.66%	4.23%
Expected life of warrants (years)	2.74	2.15	2.90
Share price (CAD)	4.42	2.85	3.85
Exercise price (USD)	1.17	1.17	1.17
Fair value of warrants (USD)	2.51	1.32	2.15
Number of warrants (exercised) outstanding	(5,111,111)	10,841,482	15,952,593

29 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 14:	WARRANT LIABILITIES (Continued)

2021 warrants and broker warrants

Remeasurement at period end
Measurement date	December 31, 2023
Dividend yield (%)	—
Expected share price volatility (%)	82%
Risk-free interest rate (%)	4.23%
Expected life of warrants (years)	0.46
Share price (CAD)	3.85
Exercise price (USD)	4.20
Fair value of warrants (USD)	0.32
Number of warrants outstanding	19,127,797

NOTE 15:	LONG-TERM DEBT

	As of September 30,	As of December 31,
	2024	2023
Building financing	1,672	—
Equipment financing	—	4,022
Total long-term debt	1,672	4,022
Less current portion of long-term debt	(142)	(4,022)
Non-current portion of long-term debt	1,530	—

Movement in long-term debt is as follows:

	As of September 30,	As of December 31
	2024	2023
	nine-month period	twelve-month period
Balance as of January 1,	4,022	47,147
Issuance of long-term debt	1,695	—
Payments	(4,280)	(33,233)
Gain on extinguishment of long-term debt	—	(12,580)
Interest on long-term debt	235	2,688
Balance as of period end	1,672	4,022

30 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 15:	LONG-TERM DEBT (Continued)

a.	Building financing

In March 2024, the Company sold its Garlock building in Sherbrooke, Quebec for $1,695 and immediately leased it back for 10 years. Since the lease agreement included a substantive repurchase option of the building in a form of a call option, the Company has not transferred the control of the asset to the buyer, and the transaction does not qualify as a sale. Accordingly, it is accounted for as a financing arrangement for the proceeds received from the buyer, and the building continues to be recognized as property, plant and equipment of the Company.

b.	Equipment financing activity

Repayment of NYDIG Loan

In June 2022, Backbone entered into an equipment financing agreement, referred to as the “NYDIG Loan”, for gross proceeds of $36,860 collateralized by 10,395 WhatsMiner M30S Miners. The net proceeds received by the Company were $36,123, net of origination and closing fees of $737. As part of the agreement, the Company was required to maintain in a segregated wallet an approximate quantity of BTC whose value equates to at least one month of interest and principal payments on the outstanding loan. The pledged BTC was held in a segregated Coinbase Custody account and owned by the Company unless there was an event of default under the NYDIG Loan.

During the first quarter of 2024, the NYDIG Loan balance was fully repaid, and the Company’s Miners collateralizing the loan and BTC pledged as collateral became unencumbered.

Repayment of Foundry Loans #2, #3 and #4

In April and May 2021, the Company entered into four loan agreements for the acquisition of 2,465 WhatsMiner Miners referred to as “Foundry Loans #1, #2, #3 and #4.” During 2022, Foundry Loan #1 matured and was fully repaid. In January 2023, the principal amounts of the remaining Foundry Loans #2, #3 and #4 were fully repaid before their maturity date with forgiveness of prepayment penalties totaling $829.

Settlement of the loan with BlockFi Lending LLC (“BlockFi”)

In February 2022, Backbone Mining entered into an equipment financing agreement for gross proceeds of $32,000 collateralized by 6,100 Bitmain S19j Pro Miners referred to as the “BlockFi Loan”. The net proceeds received by the Company were $30,994 after capitalizing origination, closing and other transaction fees of $1,006.

In December 2022, Backbone Mining ceased making installment payments, which constituted a default under the loan agreement, and the BlockFi Loan was classified as current.

On February 8, 2023, BlockFi and the Company negotiated a settlement of the loan in its entirety with a then- outstanding debt balance of $20,330 for cash consideration of $7,750, discharging Backbone Mining of all further obligations and resulting in a gain on extinguishment of long-term debt of $12,580 recognized in Net financial (expenses) income in the consolidated statements of profit or loss and comprehensive profit or loss during the nine months ended September 30, 2023. Upon settlement, all of Backbone Mining’s assets, including the 6,100 Miners collateralizing the loan, were unencumbered.

31 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 16:	LEASES

Set out below are the carrying amounts of the Company’s right-of-use (“ROU”) assets and lease liabilities and their activity during the nine months ended September 30, 2024 and the year ended December 31, 2023:

	Leased premises	Vehicles	Other equipment	Total ROU assets	Lease liabilities
As of January 1, 2024	13,762	544	9	14,315	15,850
Additions and extensions to ROU assets	12,107	119	—	12,226	9,226
Depreciation	(2,010)	(194)	(9)	(2,213)	—
Lease termination	(373)	—	—	(373)	(518)
Payments	—	—	—	—	(2,928)
Interest	—	—	—	—	930
Foreign exchange	—	—	—	—	(277)
As of September 30, 2024	23,486	469	—	23,955	22,283
Less current portion of lease liabilities					(2,309)
Non-current portion of lease liabilities					19,974

	Leased premises	Vehicles	Other equipment	Total ROU assets	Lease liabilities
As of January 1, 2023	15,694	265	405	16,364	17,864
Additions and extensions to ROU assets	1,020	534	—	1,554	1,553
Reclass to property, plant and equipment	—	—	(364)	(364)	—
Depreciation	(2,952)	(213)	(32)	(3,197)	—
Lease termination	—	(42)	—	(42)	(23)
Payments	—	—	—	—	(5,025)
Gain on extinguishment of lease liabilities	—	—	—	—	(255)
Interest	—	—	—	—	1,391
Foreign exchange	—	—	—	—	345
As of December 31, 2023	13,762	544	9	14,315	15,850
Less current portion of lease liabilities					(2,857)
Non-current portion of lease liabilities					12,993

Sharon lease agreement

On August 27, 2024, the Company entered into an agreement to lease an industrialized site in Sharon, Pennsylvania, providing the Company immediate capacity of 12 MW of electricity and potential up to an additional 98 MW for a total 110 MW of development capacity by 2025.

Upon signing the lease agreement, the Company issued 1,532,745 common shares with a total value of $3,000 as a non-refundable deposit which was capitalized as part of the ROU asset. The initial lease term is five years with options to renew for a total of seventeen years along with an option to purchase the site at fair market value through the lease term or upon a change of control, as defined therein. The lease has variable minimum monthly payments increasing over the term of the lease from $33 to $138, with annual adjustments beginning after the third year. Prior to June 30, 2026, monthly lease payments can fluctuate based on the energized MW.

On initial recognition, the Company recognized $11,390 of ROU asset and $8,240 of lease liability with the difference of $3,000 recorded in share capital as explained above and in Note 18.

32 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 17:	INCOME TAXES

Deferred taxes

Deferred taxes are computed at a tax rate of 26.5% based on tax rates expected to apply at the time of realization. Deferred taxes relate primarily to the timing differences on recognition of expenses relating to the depreciation of fixed assets, loss carryforwards and professional fees relating to the Company’s equity activity that are recorded as a reduction of equity.

As at September 30, 2024, the Company has analyzed the recoverability of its deferred tax assets and has concluded that it is not more likely than not that sufficient taxable profit is expected to utilize these deferred tax assets.

Current and deferred income tax (expense) recovery

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Current tax (expense) recovery:
Current year	(258)	(104)	(258)	(360)
Prior year	—	—	262	(182)
	(258)	(104)	4	(542)

Deferred tax recovery (expense):
Current year	260	(297)	4,579	565
Prior year	—	—	—	—
	260	(297)	4,579	565
	2	(401)	4,583	23

NOTE 18:	SHARE CAPITAL

Common shares

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As of September 30, 2024, the Company had 452,935,321 issued and outstanding common shares (December 31, 2023: 334,153,330).

i.	At-The-Market Equity Offering Program (“ATM Program”)

Bitfarms commenced an at-the-market equity offering program on March 11, 2024 (the “2024 ATM Program”), pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company, resulting in the Company receiving aggregate gross proceeds of up to $375,000.

During the nine months ended September 30, 2024, the Company issued 109,323,321 common shares in the 2024 ATM Program in exchange for gross proceeds of $248,125 at an average share price of approximately $2.27. The Company received net proceeds of $240,331 after paying commissions of $7,444 to the sales agent for the 2024 ATM Program and $350 in other transaction costs. The Company capitalized $939 of professional fees and registration expenses to initiate the 2024 ATM Program.

33 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 18:	SHARE CAPITAL (Continued)

Common shares (Continued)

i.	At-The-Market Equity Offering Program (“ATM Program”) (Continued)

During the nine months ended September 30, 2023, the Company issued 52,120,899 common shares in its at-the-market equity offering program that commenced on August 16, 2021 (“the 2021 ATM Program”) in exchange for gross proceeds of $70,770 at an average share price of approximately $1.36. The Company received net proceeds of $68,504 after paying commissions of $2,187 to the sales agent for the 2021 ATM Program and $79 in other transaction costs.

ii.	Stock Options

During the nine months ended September 30, 2024, option holders exercised stock options to acquire 2,448,148 common shares (nine months ended September 30, 2023: 400,875) resulting in proceeds of approximately $2,634 (nine months ended September 30, 2023: $162) being paid to the Company.

iii.	Warrants

In February 2024, 5,000,000 warrants and 111,111 broker warrants related to the 2023 private placement were exercised resulting in the issuance of 5,111,111 common shares for proceeds of approximately $5,986.

iv.	Shareholder rights plan

On June 10, 2024, the Board approved a shareholder rights plan (the “June 2024 Rights Plan”). On July 24, 2024, the Capital Markets Tribunal of the Ontario Securities Commission issued an order to cease trading any securities issued, or that may be issued, in connection with or pursuant to the June 2024 Rights plan. Also on July 24, 2024, the Board approved the adoption of a new shareholder rights plan (the “July 2024 Rights Plan”), pursuant to which one right (a “Right”) will be issued and attached to each common share outstanding as at August 6, 2024 (the “Record Time”). A Right will also be attached to each common share issued after the Record Time. Subject to the terms of the July 2024 Rights Plan, the Rights become exercisable if a person (the “Acquiring Person”), along with certain related persons (including persons “acting jointly or in concert” as defined in the July 2024 Rights Plan), acquires or announces its intention to acquire 20% or more of the common shares without complying with the “Permitted Bid” provisions of the July 2024 Rights Plan. Following a transaction that results in a person becoming an Acquiring Person, the Rights entitle the holder thereof to purchase common shares at a significant discount to the market price. The July 2024 Rights Plan is subject to the acceptance of the Toronto Stock Exchange (the “TSX”) and shareholder ratification within six months of its adoption. The TSX has notified the Company that the TSX will defer its consideration of the acceptance of the July 2024 Rights Plan until (a) such time as it is satisfied that the appropriate securities commission will not intervene pursuant to National Policy 62-202 and (b) the July 2024 Rights Plan is ratified by the shareholders of the Company by no later than January 24, 2025. A deferral of acceptance of the July 2024 Rights Plan by the TSX will not affect the adoption or operation of the July 2024 Rights Plan. The Board has recommended that shareholders of the Company ratify the July 2024 Rights Plan at the Company’s upcoming special meeting of shareholders to be held on November 20, 2024.

v.	Sharon Lease Agreement

On August 27, 2024, the Company entered into an agreement to lease an industrialized site in Sharon, Pennsylvania and issued 1,532,745 common shares with a total value of $3,000 as a non-refundable deposit. Refer to Note 16 for more details.

34 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 19:	FINANCIAL INSTRUMENTS

Measurement categories and fair value

Financial assets and financial liabilities have been classified into categories that determine their basis of measurement. The following tables show the carrying values and the fair value of assets and liabilities for each of the applicable categories:

		As of September	As of December 31,
Measurement		2024	2023
Financial assets at amortized cost
Cash	Level 1	72,913	84,038
Trade receivables	Level 3	1,473	714
Other receivables	Level 3	593	689
Refundable deposit	Level 2	7,125	—

Financial assets at fair value through profit and loss
Derivative assets	Level 2	6,996	1,281
Total carrying amount and fair value		89,100	86,722

Financial liabilities at amortized cost
Trade accounts payable and accrued liabilities	Level 3	31,690	9,077
Long-term debt	Level 2	1,672	4,022

Financial liabilities at fair value through profit and loss
Warrant liabilities	Level 2	14,327	40,426
Total carrying amount and fair value		47,689	53,525

Net carrying amount and fair value		41,411	33,197

The carrying amounts of trade receivables, other receivables, Refundable deposit, trade payables and accrued liabilities, and long-term debt presented in the table above are a reasonable approximation of their fair value.

BTC option contracts

The fair value of option contracts is categorized as Level 2 in the fair value hierarchy and is presented under derivative assets and liabilities in the consolidated statements of financial position when there is an outstanding contract at period end. Their fair values are a recurring measurement. Fair value of derivative financial instruments generally reflects the estimated amounts that the Company would receive or pay, taking into consideration the counterparty credit risk or the Company’s credit risk at each reporting date. The Company uses market data such as BTC option futures to estimate the fair value of option contracts at each reporting date.

Warrant liabilities

Warrant liabilities related to the 2021 and 2023 private placements are classified as financial liabilities at fair value through profit or loss with the change in fair value recorded to Net financial income. The fair value measurement is categorized as Level 2 in the fair value hierarchy, is a recurring measurement and is calculated using a Black-Scholes pricing model at each reporting date. Refer to Note 14 for more details.

35 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 19:	FINANCIAL INSTRUMENTS (continued)

Refundable deposit

The Refundable deposit is measured at amortized cost using the effective interest rate method. It is classified as Level 2 according to the Company’s fair value hierarchy. The valuation technique used is the income approach (discounted future cash flows) with an effective interest rate of 12% over a 16-month period, which is greater than the SOFR + 1% rate in the Hosting Agreement, resulting in the deposit being issued at a fair value of $7,125 which is lower than the $7,800 principal amount. Upon initial recognition, the difference between the fair value and principal of $675 was recognized as a loss in Net financial income during the three and nine months ended September 30, 2024.

Refer to Note 12 for more details.

NOTE 20:	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The following table details balances payable to related parties:

	As of September 30,	As of December 31,
	2024	2023
Trade payables and accrued liabilities
Directors’ remuneration	132	112
Director and senior management incentive plan	46	1,567
	178	1,679

Amounts due to related parties are unsecured, non-interest bearing and payable on demand.

In March 2024, the Board terminated the employment agreement of the former Company’s Chief Executive Officer (“CEO”). It was planned that the former CEO would depart upon completion of an executive search and would lead the Company during the interim; however, on May 13, 2024, the Company announced the acceleration of the termination of the former CEO effective immediately. A termination payment under the former CEO’s employment agreement totaling $1,614 was accrued during the first quarter of 2024 and paid during the second quarter of 2024 after the former CEO’s departure. On May 10, 2024, the former CEO filed a Statement of Claim in the Superior Court of Ontario against the Company which was settled during the three months ended September 30, 2024 for an additional payment of $2,500 and ending any outstanding litigation or claim.

The transaction described above occurred in the normal course of operations and recognized in profit or loss under General and administrative expenses.

36 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 21:	NET LOSS PER SHARE

For the three and nine months ended September 30, 2024 and 2023, potentially dilutive securities have not been included in the calculation of diluted loss per share because their effect is anti-dilutive. The additional potentially dilutive securities that would have been included in the calculation of diluted earnings per share, had their effect not been anti-dilutive for the three and nine months ended September 30, 2024, would have totaled approximately 12,032,048 and 13,369,464, respectively (three and nine months ended September 30, 2023: 4,343,126 and 3,951,876, respectively).

NOTE 22:	SHARE-BASED PAYMENTS

The share-based payment expense related to stock options and restricted stock units (“RSU”) for employees, directors, consultants and former employees received was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Equity-settled share-based payment plans	5,159	2,011	9,928	7,009

Options

During the nine months ended September 30, 2024, the Board approved stock option grants to purchase 8,410,000 common shares in accordance with the Long-Term Incentive Plan (the “LTIP Plan”) adopted on May 18, 2021 (nine months ended September 30, 2023: 8,471,250 common shares). All options issued according to the LTIP Plan become exercisable when they vest and can be exercised for a maximum period of 5 years from the date of the grant.

Details of the outstanding stock options are as follows:

	Nine months ended September 30,
	2024		2023
	Number of Options	Weighted Average Exercise Price ($CAD)	Number of Options	Weighted Average Exercise Price ($CAD)
Outstanding, January 1,	20,939,387	2.41	21,804,233	3.47
Granted	8,410,000	2.99	8,471,250	1.89
Exercised	(2,448,148)	1.50	(400,875)	0.54
Cancelled	—	—	(10,535,000)	5.17
Forfeited	(105,000)	2.95	—	—
Expired	(296,250)	5.90	(340,000)	5.47
Outstanding, September 30,	26,499,989	2.64	18,999,608	1.85
Exercisable, September 30,	11,251,873	1.79	3,034,908	0.51

The weighted average contractual life of the outstanding stock options as of September 30, 2024 was 3.9 years (September 30, 2023: 4.0 years).

37 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 22:	SHARE-BASED PAYMENTS (Continued)

Options (Continued)

The inputs used to value the option grants using the Black-Scholes model are as follows:

Grant date	May 22, 2024	August 23, 2024	September 5, 2024	September 30, 2024
Dividend yield (%)	—	—	—	—
Expected share price volatility (%)	83%	82%	82%	82%
Risk-free interest rate (%)	4.64%	3.73%	3.61%	3.58%
Expected life of stock options (years)	3	3	3	3
Share price (CAD)	2.55	3.07	2.62	3.03
Exercise price (CAD)	2.55	3.07	2.62	3.03
Fair value of options (USD)	0.97	1.16	1.00	1.15
Vesting period (years)	1.5	1.5	1.5	1.5
Number of options granted	330,000	400,000	480,000	7,200,000

Restricted Share Units (“RSU”)

Details of the RSUs are as follows:

	Nine months ended September 30,
	2024		2023
	Number of RSUs	Weighted Average Grant Price ($CAD)	Number of RSUs	Weighted Average Grant Price ($CAD)
Outstanding, January 1,	624,998	4.05	400,000	3.73
Granted	706,000	3.27	—	—
Settled	(366,666)	3.62	(141,668)	3.65
Outstanding, September 30,	964,332	3.64	258,332	3.77

During the nine months ended September 30, 2024, the Board approved the grant of 706,000 RSUs (nine months ended September 30, 2023: nil) to certain members of executive management, which vest between 33% and 50% after approximately one month from the grant date and an additional 25% to 33% approximately every 6 months. The weighted average value of the RSUs on the grant date was $2.41 per RSU.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 23:	ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS

Cost of revenues

		Three months ended September 30,		Nine months ended September 30,
	Notes	2024	2023	2024	2023
Energy and infrastructure	a	(26,716)	(20,396)	(68,420)	(57,339)
Sales tax recovery - energy and infrastructure	b	—	—	17,017	—
Depreciation and amortization	10	(28,829)	(21,767)	(125,143)	(62,995)
Sales tax recovery - depreciation and amortization	b	—	—	8,760	—
Electrical components and salaries	a	(1,097)	(1,299)	(2,678)	(3,050)
		(56,642)	(43,462)	(170,464)	(123,384)

General and administrative expenses

		Three months ended September 30,		Nine months ended September 30,
	Notes	2024	2023	2024	2023
Salaries		(7,441)	(2,928)	(17,520)	(8,127)
Share-based payments		(5,159)	(2,011)	(9,928)	(7,009)
Professional services		(11,738)	(1,795)	(19,091)	(5,325)
Sales tax recovery - professional services	b	—	—	1,389	—
Insurance, duties and other		(2,329)	(1,165)	(6,722)	(4,077)
Travel, motor vehicle and meals		(536)	(295)	(1,248)	(678)
Hosting and telecommunications		(65)	(105)	(218)	(311)
Advertising and promotion		(332)	(73)	(613)	(360)
Sales tax recovery - other general and administrative expenses	b	—	—	753	—
		(27,600)	(8,372)	(53,198)	(25,887)

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 23:	ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS (Continued)

Net financial income

		Three months ended September 30,		Nine months ended September 30,
	Notes	2024	2023	2024	2023
Gain (loss) revaluation of warrants		5,704	2,196	13,289	(214)
(Loss) gain on derivative assets and liabilities		(78)	—	277	(180)
Gain on disposition of marketable securities	c	780	4,120	1,531	11,246
Gain on extinguishment of long-term debt and lease liabilities	15	—	—	—	12,835
Interest income		2,452	477	5,174	920
Interest on long-term debt and lease liabilities		(438)	(815)	(1,165)	(3,458)
Loss on foreign exchange		(218)	(2,070)	(1,222)	(5,059)
Provision income (expense) on VAT receivable	d	—	(1,046)	—	(2,748)
Loss on initial recognition of Refundable deposit	19	(675)	—	(675)	—
Other financial (expenses) income		(286)	(330)	158	(850)
		7,241	2,532	17,367	12,492

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 23:	ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS (Continued)

a.	Electrical component inventory

During the three and nine months ended September 30, 2024, the cost of electrical component inventory recognized as an expense and included in cost of revenues was $1,085 and $2,060, respectively (three and nine months ended September 30, 2023: $681 and $1,521, respectively).

b.	Canadian sales tax refund

In April 2024, the Company received confirmation from the provincial tax authorities that Canadian sales taxes paid by the Company from February 5, 2022 onwards are refundable. Between February 5, 2022, the date on which the new crypto currency sales tax legislation came into effect, and April 2024, the Company filed monthly sales tax refund claims totaling approximately $24,400 (CAD$33,000) that were not paid to the Company, pending the finalization of the aforementioned legislation. The refund of sales taxes relates to sales taxes charged on various expenditures including, but not limited to, electricity costs, cost of property, plant and equipment, professional services, etc. During the nine months ended September 30, 2024, the $24,400 sales tax claims were refunded by the Canadian tax authorities.

In addition to not receiving its Canadian sales tax refund claims, the Company was self-assessing sales taxes payable when appropriate. During the second quarter of 2024, the Company reversed $9,560 of government remittances previously included in PPE and accrued in trade accounts payable and accrued liabilities, as disclosed in Note 13. Of this amount, $5,360 was recorded as a decrease to cost of revenues, $520 was recorded as a decrease to general and administrative expense and $3,680 was recorded as a decrease to PPE.

During the second quarter of 2024, sales tax recoveries of $22,200 for previous years (i.e., 2022 and 2023) and $2,200 for the period of January to April 2024 were recognized and presented as direct adjustments in their respective expense and asset categories.

c.	Gain on disposition of marketable securities

During the three and nine months ended September 30, 2024 and 2023, the Company funded its expansion in Argentina through the acquisition of marketable securities and the in-kind contribution of those securities to the Company’s subsidiary in Argentina. The subsequent disposition of those marketable securities in exchange for ARS gave rise to a gain as the amount received in ARS exceeded the amount of ARS the Company would have received from a direct foreign currency exchange.

d.	Provision income (expense) on VAT receivable

Due to the political and economic uncertainties in Argentina, the Company is uncertain when, or if at all, the Argentine VAT receivable will be settled. As a result, the Company recorded a provision to reduce the Argentine VAT receivable to nil starting in the fourth quarter of 2023. During the three and nine months ended September 30, 2024, the provision expense is classified within the respective expense and asset categories. Prior to October 1, 2023, the Argentine VAT not expected to be settled within the next 12 months was classified as a long-term receivable in Note 12 with the short-term portion included in sales tax receivable in Note 5.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 24:	GEOGRAPHICAL INFORMATION

Reportable segment

The reporting segments are identified on the basis of information that is reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated and to assess performance. Accordingly, for Management purposes, the Company is organized into operating segments based on the products and services of its business units and has one material reportable segment, cryptocurrency Mining, which is the operation of data centers that support the validation and verification of transactions on the BTC blockchain, earning cryptocurrency for providing these services, as described in Note 1.

Revenues

Revenues* by country are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
North America
Canada	24,901	24,230	85,168	74,177
USA	2,171	3,491	10,354	11,675
	27,072	27,721	95,522	85,852
South America
Argentina	6,033	5,129	25,588	9,221
Paraguay	11,748	1,746	15,608	5,052
	17,781	6,875	41,196	14,273
	44,853	34,596	136,718	100,125

*Revenues are presented based on the geographical contribution of computational power used for hashing calculations (measured by hashrate) or sales to external customers. During the three and nine months ended September 30, 2024, the Company earned 97% and 97% of its revenues, respectively, from one Mining pool (three and nine months ended September 30, 2023: 95% and 96%, respectively). The Company has the ability to switch Mining Pools or to mine independently at any time.

Property, Plant and Equipment

The net book value of property, plant and equipment by country is as follows:

	As of September 30,	As of December 31,
	2024	2023
North America
Canada	105,250	101,454
USA	13,675	18,154
	118,925	119,608
South America
Argentina	42,235	54,657
Paraguay	85,354	11,747
	127,589	66,404
	246,514	186,012

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 25:	ADDITIONAL DETAILS TO THE STATEMENTS OF CASH FLOWS

	Nine months ended September 30,
	2024	2023

Changes in working capital components:
Increase in trade receivables, net	(758)	(456)
Increase in other current assets	(9,123)	(688)
Increase in electrical component inventory	(471)	(143)
Decrease (increase) in deposits	(5,097)	3,309
Increase (decrease) in trade payables and accrued liabilities	9,264	(3,289)
Decrease in taxes payable	(254)	(290)
	(6,439)	(1,557)

Significant non-cash transactions:
Issuance of common shares in connection with acquisitions of assets	3,000	1,354
Addition of ROU assets, property, plant and equipment and related lease liabilities	9,226	1,527
Purchase of property, plant and equipment financed by short-term credit	4,846	674
Equipment prepayments realized as additions to property, plant and equipment	29,674	6,331
Computational power revenue and its related service expense	564	—

Depreciation and Amortization
Property, plant and equipment	113,766	60,583
ROU assets	2,213	2,379
Intangible assets	404	33
	116,383	62,995

NOTE 26:	SUBSEQUENT EVENTS

Proposed Acquisition

On August 21, 2024, the Company and Stronghold Digital Mining, Inc. (“Stronghold”) entered into a definitive merger agreement under which Bitfarms will acquire Stronghold in a stock-for-stock merger transaction (the “Transaction”). The Transaction is valued at approximately $125,000 equity value plus the repayment of the Stronghold debt valued at approximately $50,000 set to expire at closing.

2024 ATM Program

During the period from October 1, 2024 to November 12, 2024, the Company issued 19,565,025 common shares through the 2024 ATM Program in exchange for gross proceeds of $39,961 at an average share price of approximately $2.04. The Company received net proceeds of $38,699 after paying commissions of $1,262 to the sales agent. Refer to Note 18 for further details of the Company’s 2024 ATM program.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 26:	SUBSEQUENT EVENTS (Continued)

Scrubgrass Hosting Agreement

In October 2024, the Company entered into a second hosting agreement with Stronghold (“Scrubgrass Hosting Agreement”). The Company will accelerate the deployment of 10,000 Bitmain S21 Pro Miners at Stronghold’s Scrubgrass site.

The Scrubgrass Hosting Agreement commenced on November 1, 2024, and continues for an initial term expiring on December 31, 2025, after which it will automatically renew for additional one-year periods unless either party provides written notice of non-renewal. Pursuant to the Scrubgrass Hosting Agreement, Bitfarms will pay Stronghold a monthly fee equal to fifty percent of the profit generated by the Bitfarms miners, subject to certain monthly adjustments between the parties to account for the upfront monthly payment due from Bitfarms to Stronghold and for taxes and the net cost of power associated with the operation of the Bitfarms Miners.

In connection with the execution of the Scrubgrass Hosting Agreement, Bitfarms also deposited with Stronghold $7,800, equal to the estimated cost of power for three months of operations of the Bitfarms miners, which will be refundable in full to Bitfarms within one business day of the end of the initial term expiring on December 31, 2025.

Bitmain Contract Amendment

On November 12, 2024, the Company amended the Purchase Option and the March 2024 Purchase Order and upgraded 18,853 Bitmain T21 Miners to 18,853 Bitmain S21 Pro Miners for an additional amount of $33,200. The Miners are expected to be delivered in December 2024 and January 2025.

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